UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

HYLETE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10736

Delaware	45-5220524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

564 Stevens Avenue Solana Beach, CA (Address of principal executive offices)	92075 (Zip Code)

(858) 225-8998
Registrant’s telephone number, including area code

Class B Common Stock

Class A Bonds
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “HYLETE,” “we,” “us,” “our” or “the company” refers to HYLETE, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

Overview

HYLETE, Inc. is engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear. We are a community-driven brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community. We are a Delaware corporation and our address is 564 Stevens Avenue, Solana Beach, CA 92075. The company was initially founded in 2012 as a limited liability company, incorporated in California on January 13, 2015, and re-incorporated in Delaware in January of 2019. Our website is www.hylete.com.

Products

Our apparel products include a full line of apparel and accessories for men and women, including items such as shorts, pants, tops and jackets designed for functional fitness and other athletic pursuits. We also produce gear that includes a growing bag and backpack line, socks and other accessories. We began shipping footwear in February 2018 with the introduction of our multi-insole cross-training shoe. We sell our products at multiple price levels and design our products with unique fabrics and/or innovative features which we believe differentiates our products from those of our competitors and doubles as gear for an active lifestyle.

We believe the clothes you wear for a workout can make a difference in how you feel during as well as after exercise. While your gym clothes should be ready for even the most strenuous of exercise regimens, what works at the gym or yoga studio now works in many casual office or entertainment settings, especially as items become more stylish. We believe our customers seek a combination of performance and style in their activewear. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the strength of our brand and community appeals to those who pursue an active, mindful, and balanced life.

Our goal is to be the definitive source of apparel, footwear and accessories for consumers that maintain a fitness-based lifestyle. We believe that our strategic mix of apparel, footwear and accessories allows us to strengthen the potential of our brand and affirms our credibility with our customers. We seek to identify fashion trends as they develop and to respond in a timely manner with a relevant product assortment. Each detail in our products are thoughtfully crafted design, whether they are fine-tuned for our consumer’s most intense training session, or optimized for comfort outside of the gym. We strive to keep our merchandising mix fresh by continuously introducing new products or styles in response to the evolving desires of our customers.

We utilize a community-based approach to building awareness of our brand. We currently have over 10,000 passionate ambassadors and a strong social media presence. We also work with charities and other strategic partners to support the community and acquire new customers.

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Product Design

We believe our customers seek a combination of performance and style in their activewear, choosing products that allow them to feel great during exercise and comfortable wearing this apparel in social settings thereafter. Our product team strives to identify consumer trends and needs, proactively seeking the input of our customers to achieve our product goals of function, style and versatility.

For example, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. We share items that we are developing with our community at www.hylete.com/project to solicit feedback and funding. Customers receive a discount on the proposed retail price of the item under development when they back a new product by paying the proposed discounted price. The initiative has helped us to gain insight into the most preferred colors, thereby enabling us to better manage our inventory.

Our design staff remains in tune with the culture of fitness, health and action sports, spending considerable time analyzing sales data, gathering feedback from our customers, shopping in key markets and soliciting input from our e-commerce vendors. The team is focused on identifying and interpreting the most current trends to help forecast the future design and product demands of our customers.

We seek to regularly upgrade and improve our products with the latest in innovative materials while broadening our product offerings. Our product team designs products with technically advanced fabrics, working closely with our suppliers to incorporate the latest in innovation and styling to our products. After the initial design is complete, we work with our suppliers to develop samples, and often cycle through multiple iterations of samples to ensure that the product is manufactured to specifications and meets our high-quality expectations. We partner with independent inspection, verification, and testing companies, who conduct a variety of tests on our fabrics, testing performance characteristics including pilling, shrinkage, abrasion resistance, and colorfastness. Once we have an acceptable sample, we place an order with the supplier and the final product is made available for sale.

Suppliers and Shipping

The fabric and other raw materials used to manufacture our apparel products are sourced by from suppliers located primarily in the Asia Pacific region. Some of the specialty fabrics and other raw materials used in our apparel products are technically advanced products developed by third parties and may be available, in the short term, from a limited number of sources. We rely on a limited number of suppliers to provide fabrics for, and to produce, our products.

We do not own or operate any manufacturing facilities and rely solely on third party contract manufacturers operating primarily in China and the Asia Pacific region for the production of our products. All of our contract manufacturers are evaluated for quality systems, social compliance and financial strength by our internal teams prior to being selected and on an ongoing basis. Where appropriate, we strive to qualify multiple manufacturers for particular product types and fabrications. We also seek out vendors that can perform multiple manufacturing stages, such as procuring raw materials and providing finished products, which helps us to control our cost of goods sold.

While we have developed long-standing relationships with a number of our suppliers and manufacturing sources and take great care to ensure that they share our commitment to quality and ethics, we do not have any long-term term contracts with these parties for the production and supply of our fabrics and products. We require that all of our manufacturers adhere to a vendor code of ethics regarding social and environmental sustainability practices. Our product quality and sustainability team partners with leading inspection and verification firms to closely monitor each supplier's compliance with applicable laws and our vendor code of ethics.

Currently, our products are shipped from our suppliers to an unaffiliated third-party logistics partner which currently handles all our warehousing, fulfillment, outbound shipping and returns processing. We intend to enhance our fulfillment functionality through the design, development and construction of a number of strategically located company-owned fulfillment centers which will include an experiential retail component. Initially, we plan to move to a new corporate headquarters based in Southern California that will also contain our main distribution and fulfillment center, house our video/photograph content studios, and also feature a fitness-based experiential retail element. Subsequently, we expect to open an east coast-based, company-owned fulfillment meets experiential retail center; this center will initially be opened on a test basis so that we can receive real-time customer feedback as to most effectively personalize our experiential retail experience for future locations.

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Sales

To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk or with corporate branding added to our products. We initially focused on a “direct-to-consumer” model that we believe makes shopping more convenient for our core customers and more cost effective than investment and management of brick and mortar storefronts. However, we also recognize that today’s shoppers are seeking experiences and relationships when they shop, and they want the experience to be consistent across all touch points. With that in mind, we believe we have tremendous opportunities to implement innovative, customer-focused, contextual in-store service offerings. Creating services that actually resonate with consumers is a critical component of ensuring that engagement and loyalty thrives beyond the first store interaction. Furthermore, we recognize that our e-commerce customers want faster shipments at a lower cost. This means inventory has to be located closer to the consumer in additional fulfillment centers. Our strategic response to these shifting consumer desires is to design, develop and construct a number of strategically located company-owned fulfillment centers which will include an experiential retail component.

E-commerce

We believe that our target customer regularly shops online through various digital channels and that our digital platform provides our customers a seamless shopping experience. Our website serves both as a sales channel and a marketing tool to our extended customer base. We often change the look of our website to highlight new product offerings and promotions and to encourage frequent visits. We utilize multiple tools to drive traffic online, including our catalog, search engine marketing, internet ad placement, shopping site partnerships, third-party affiliations, email marketing, digital marketing and direct mail.

We continue to update our e-commerce site to enhance its quality and functionality, including design and content upgrades, mobile and tablet applications, expanded presence on social media, and platform enhancements. To support our customer-centric focus, we also continuously evaluate and implement improvements to our technological platforms, which affect merchandising, planning, allocation, order management, and customer relationship management. These improvements allow us to more effectively engage the customer, remain flexible and scalable to support growth, provide integrated service, and have information for real-time decision making.

Inventory Management

Inventory management is important to the financial condition and operating results of our business. We manage our inventory levels based on existing orders, anticipated sales and the rapid-delivery requirements of our customers. Our inventory strategy is focused on continuing to meet consumer demand while improving our inventory efficiency over the long term by putting systems and processes in place to improve our inventory management. These systems and processes are designed to improve our forecasting and supply planning capabilities. In addition to systems and processes, key areas of focus that we believe will enhance inventory performance are added discipline around the purchasing of raw materials, production lead time reduction, and better planning and execution in selling of excess inventory.

Our practice, and the general practice in the apparel, footwear and accessory industries, is to offer retail customers the right to return defective or improperly shipped merchandise. As it relates to new product introductions, which can often require large initial launch shipments, we commence production before receiving orders for those products from time to time. This can affect our inventory levels as we build pre-launch quantities.

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Marketing

We believe marketing is a critical element in maximizing our brand value to our consumers. Our in-house marketing department conceives and produces omni-channel marketing initiatives aimed to increase brand awareness, positive perception and drive-engagement and conversion. Our marketing approach is designed to create an authentic connection with our customers by consistently generating excitement for our brand and the connected, active lifestyle we represent. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our online platform, comprised of the following:

•	Social Media. We believe our core customers rely heavily on the opinions of their peers, often expressed through social media. Therefore, we use our website blog, as well as Facebook, Instagram, Twitter and Snapchat posts, as a viral marketing platform to communicate directly with our customers while also allowing customers to interact with one another and provide feedback on our products.

•	HYLETE Daily Circuit App. Our HYLETE Daily Circuit mobile app provides a dual function. First, it provides users with a faster and more convenient way to shop – high quality photos of HYLETE products are prominently displayed and users can store preferences and purchase information to assist with checkout. Second, the app features daily circuit training programs which combine endurance, strength, and cardio circuits while minimizing the time commitment required. The app also features a variety of custom-built workouts and fitness routine planning and tracking tools to allow users to achieve their personal performance goals.

•	Loyalty Program. Our customer loyalty program is designed to interact with our customers in a direct and targeted manner, and to provide insight into their shopping behaviors and preferences. Customers earn reward points that can be used to purchase products.

•	Email Marketing. We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions on select merchandise, as well as to introduce new product offerings.

•	Community Outreach. The HYLETE charity support program champions charities that share the same core beliefs of the HYLETE community. These consist of

✓	GRACEDBYGRIT Foundation: The GRACEDBYGRIT foundation educates and empowers all girls and young women to discover and develop their grit. Through workshops and live events, girls gain tools to redefine the way they view failure, confront challenges with confidence, and deepen their self-awareness. 1% of all our women’s product line sales benefit this foundation.

✓	Charity Tee Sales: We donate fifty percent (50%) of the revenue generated from sales of charity apparel on HYLETE.com to the participating charities:

ο	O.U.R. Rescue: An estimated two million children are living as slaves in the world today. O.U.R. undercover teams of former Special Operations personnel go into the darkest corners of the world to help liberate these children.

o	Team Rubicon: Team Rubicon unites the skills and experiences of military veterans with first responders to rapidly deploy response teams to emergencies around the world.

o	Scratch My Belly: Scratch My Belly is a non-profit organization dedicated to saving animals from high kill shelters. They work to rehabilitate and re-home animals in need.

o	31Heroes Project: 31Heroes is a group of former and current military and military spouses who support the families of fallen military heroes, as well as active duty families by raising money and awareness through social and athletic events to fund the treatment of individuals suffering from TBI/PTSD.

•	The HYLETE Community. We utilize a community-based approach to building awareness of our brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just athletes to those who pursue an active, mindful, and balanced life.

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HYLETE Project

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to helps shape our merchandising strategy. For example, in May 2016, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. Under the HYLETE Project, we introduce new products that we are developing with our community at www.hylete.com/project, and offer our customer to purchase such products at a discount to the proposed retail price. To date, we have launched over 45 new product styles on the HYLETE Project. This initiative has helped us to further engage our customer base and gain insight into the most preferred styles and colors, thereby enabling us to better manage our inventory. We believe that this direct interaction with our community allows us to collect feedback and incorporate unique performance and fashion needs into the design process.

Market

Our customers seek a combination of performance and style in their athletic apparel and will choose products that allow them to maximize comfort and performance when they exercise. Since consumer purchase decisions are driven by a need for functional products, we believe the credibility of our brand and the culture we promote expand our potential market beyond just athletes, but to those who pursue a fitness-based lifestyle.

In addition, the rising popularity of activewear is being driven by a variety of social and demographic factors, starting with greater health consciousness.

Activewear has evolved to include a growing athleisure trend, resulting in athletic apparel worn for both exercising and outside the traditional gym setting. The mainstream reach of athleisure is due, in part, to its ability to attract a broad range of consumers.

In addition, we believe that consumers also seek distinct and personalized experiences and relationships when they shop, and they want the experience to be consistent across all touch points. As consumers choose to invest in experiences rather than products, retailers need to respond to meet the needs of their customers. In response, we intend to establish one or more “fulfillment meets experiential retail” locations that will showcase our products and offer fitness classes, as well as lifestyle events and seminars.

Competition

We compete with other major activewear and athletic apparel brands such as Nike, Reebok, Adidas, and Lululemon. Since we sell our products almost exclusively on www.hylete.com, we have no retail channel conflict and are able to offer our customers high quality apparel for lower prices than many of our competing brands. Our value proposition, combined with our strong brand appeal and community-based marketing approach, are our primary competitive advantages over the large, multichannel athletic brands.

Government Regulation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Seasonality

Our business is affected by the general seasonal trends common to the retail apparel industry. Our annual net revenue is weighted more heavily toward our fourth fiscal quarter, reflecting our historical strength in sales during the holiday season, while our operating expenses are more equally distributed throughout the year.

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Intellectual Property

We currently hold a trademark on the name HYLETE in the United States, Canada and in the other countries where our products will be either sold or manufactured. We also hold a patent on our waist tightening system and have two patents pending. We have submitted a trademark application for our current HYLETE icon. We still have some legacy products that carry the original logo, which we continue to sell.

Properties

Our 4,300 square foot facility in Solana Beach, California serves as our headquarters. The monthly lease rate is approximately $10,000 and the term is through March 31st, 2020.

Employees

As of December 31, 2018, we had 26 full-time employees. We believe our relationship with our employees is good. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relationship with our employees is strong.

Legal Proceedings

In response to a motion in opposition to our request to register our original icon logo, the Trademark Trial and Appeal Board (“TTAB”) determined that our original icon logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office should reject registration of our original stylized logo mark. We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer’s answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7th, 2019. We anticipate a ruling on this matter later in 2019.

The opposing party, Hybrid Athletics, LLC, has also filed a civil action against the Company in the U.S. District Court for the District of Connecticut seeking damages and alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. We have filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. On July 13, 2018, we filed a petition for cancellation with the USPTO of Hybrid Athletics, LLC's registered trademark (Registration No.4,609,469) in International Class 025, as we believe there are reasonable grounds to cancel Hybrid Athletics, LLC's registered trademark, including fraud and ornamental usage only (incapable of functioning as a trademark). These legal proceedings could be time-consuming and expensive to defend. We carry insurance to cover certain litigation costs; however, we cannot provide assurance that it will cover any or all our litigation costs.

Our motion to dismiss has yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue up and until approximately December 2019; unless the case is resolved through motions or settlement prior to such time. Discovery is still in its early stages and substantial discovery remains to be completed. As such, management has neither determined the possibility of loss nor estimated the amount of any potential loss. Accordingly, no liability has been recorded related to this case.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2018.

Overview

We are a digitally native, fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women, including shorts, pants, tops, jeans, tights, crops, dresses, t-shirts, tanks, thermals, henleys, polos, base layer, jackets, hoodies, hats, underwear, socks, footwear, bags, backpacks, and other accessories. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our local teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to helps shape our merchandising strategy. For example, in May 2016, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. Under the HYLETE Project, we introduce new products that we are developing with our community at www.hylete.com/project, and offer our customer to purchase such products at a discount to the proposed retail price. To date, we have launched over 45 new product styles on the HYLETE Project. This initiative has helped us to further engage our customer base and gain insight into the most preferred styles and colors, thereby enabling us to better manage our inventory. We believe that this direct interaction with our community allows us to collect feedback and incorporate unique performance and fashion needs into the design process.

Our products are sold direct to consumers primarily through our website (www.hylete.com) and certain third-party e-commerce marketplace retailers. We also have select strategic partners that order in bulk and/or with their corporate branding added to our products. We believe that a direct-to-consumer model provides a more convenient retail experience for our customers, allows us to access more customers than with a traditional brick-and-mortar model and is more cost effective than investment and management of brick and mortar storefronts. However, we also recognize that a growing number of consumers are seeking experiences and relationships when they shop beyond the typical e-commerce platform. Furthermore, we recognize that our e-commerce customers want faster shipments at a lower cost. This means inventory has to be located closer to the consumer in additional fulfillment centers.

Our strategic response to our consumer expectations is to design, develop and build a number of strategically located company-owned fulfillment centers which will include an experiential retail component. Our strategy is to locate these company operated “fulfillment meets experiential retail” locations such that they maximize our customer engagement, increase delivery service levels, and reduce overall fulfillment costs. These locations will offer HYLETE products in a fitness-themed setting, offering customers the ability to work-out and engage in other fitness related activities, which we believe will allow us to uniquely showcase our product line and reinforce our fitness lifestyle culture. We believe that opening these experiential retail stores will create personalized experiences that will attract new and existing customers into stores and enhance brand loyalty, as well as providing a more cost-effective way to management fulfillment.

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Initially, we plan to move to a new corporate headquarters based in Southern California that will also contain our main distribution and fulfillment center, house our video/photograph content studios, and also feature a fitness-based experiential retail element. Subsequently, we expect to open an east coast-based, company-owned “fulfillment meets experiential retail” center; this center will initially be opened on a test basis so that we can receive real-time customer feedback as to most effectively personalize our experiential retail experience for future locations.

Several factors have contributed to our increase in customer acquisition, including higher online advertising spend, new print marketing collateral such as catalogs, and the creation of a new points-based referral program. Our repeat purchase rates have increased due to improved email segmentation and overall email marketing execution, as well as an expanded product offering, including new fabrics, styles and categories. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

GRACEDBYGRIT Acquisition

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions.

The acquisition of GRACEDBYGRIT constituted the acquisition of a “significant business” pursuant to the provisions of Regulation S-X and therefore separate financial statements of GRACEDBYGRIT and selected pro forma financial information is provided elsewhere in this Form 1-K.

Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third party sites. Our net sales reflect sales revenues, net of discounts, and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes all costs incurred in operating our production, design, distribution, and merchandise departments, and inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses and (iii) shipping and distribution expenses. We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. We expect operating expenses to increase in fiscal 2019 as we incur additional sales and marketing expenses to support our growth, while also making strategic investments to support the long-term growth of the business.

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Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence, events and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as revenues plus shipping charges paid to us by the customer minus the cost of goods sold and the shipping charges that we paid to carriers. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

To show our successful customer acquisition strategy, and our ability to retain customers, we have included the following disclosures that compare the LTV of the 2015 cohort to our CAC. While performance may vary across cohorts, we chose the 2015 cohort because it provides the broadest amount of historical data while reflecting the most accurate CAC based on historically sustainable and scalable acquisition strategies. In 2015 our CAC was approximately $30. As illustrated in the chart below, this cohort generated a contribution profit of approximately $54 per customer on the first order. The LTV of the 2015 cohort has increased over time, driven by an increased focus on retention marketing, growth in existing product categories, and expansion into new product categories. As a result, the LTV of profit contribution of this 2015 customer cohort was approximately $129 after three years, 4.3 times the $30 cost of acquiring new customers in 2015, proving not only our effectiveness in building profitable customer acquisition strategies but also our ability to retain customers and encourage repeat purchases.

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

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We monitor retention across our entire customer base. Repeat customers, whom we define as customers who have purchased from us at least once before, in the current year or a previous year, accounted for approximately 48%, 55% and 54% of active customers in 2016, 2017 and 2018, respectively. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 64% of net sales in 2018, and 62% of net sales in 2017. We believe these metrics are reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

Merchandise Mix

We offer merchandise across a variety of product types and price points.  Our product mix consists primarily of apparel and footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory, including merchandise assortment and fulfillment center optimization. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories or adding new fulfillment centers will require additional investments in inventory.

Investment in our Operations and Infrastructure

To grow our client base, we will incur additional expenses. We intend to leverage our platform and understanding of trends to inform investments in operations and infrastructure. We anticipate that our expenses will increase as we continue to hire additional personnel and further improve our platform. Moreover, we intend to make capital investments in our inventory, fulfillment centers, and logistics infrastructure. We expect to increase our spending on these investments in the future and cannot be certain that these efforts will grow our customer base or be cost-effective. However, we believe these strategies will yield positive returns in the long term.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Year ended December 31,
	2018	2017
Net revenue	$11,689,200	$8,773,025
Cost of goods sold	5,461,090	4,065,845
Gross profit	6,228,110	4,707,180
Selling and marketing expense	2,866,133	2,862,657
General and administrative expense	3,806,176	1,431,029
Shipping and distribution expense	2,182,554	1,236,572
Interest expense	1,365,426	836,844
Change in fair value of Series A-2 warrant liability	1,059,175	556,933
Net loss	5,051,354	3,232,973

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	Year ended December 31,
	2018	2017
Net revenue	100%	100%
Cost of goods sold	46.7	46.3
Gross profit	53.3	53.7
Selling and marketing expense	24.5	32.6
General and administrative expense	32.6	27.9
Shipping and distribution expense	18.7	14.1
Interest expense	11.7	9.5
Change in fair value of Series A-2 warrant liability	9.1	6.3
Net loss	43.2	36.9

Year ended December 31, 2018 Compared to Year ended December 31, 2017

Net sales for 2018 were $11,689,200, an increase of 33.2%, from net sales of $8,773,025 in 2017. The increase was due to both new customer growth and an increase in repeat purchase rates from existing customers on www.hylete.com. We expanded our product offering in 2018, offering many new styles of men’s and women’s apparel, circuit cross training shoe and bags, and increased our advertising spending significantly, all of which helped fuel revenue growth. Strategic Relationships/Co-Branding represented our largest growth channel, increasing by 38.2% from sales of $540,185 in 2017 to $746,500 in 2018. The marketplace channel sales increased 36.2% from $409,494 in 2017 to $557,553 in 2018. The HYLETE.com channel continues to be the largest revenue channel, experiencing 32.7% growth from sales of $7,823,345 in 2017 to $10,385,108 in 2018.

Cost of sales for 2018 was $5,461,090, an increase of $1,395,245, or 34.3%, from cost of sales of $4,065,845 in 2017. Cost of sales as a percentage of net sales yielded a gross margin of 53.3% versus a gross margin of 53.7% in 2017. We closely monitor average selling prices and manufacturing costs as they relate to other comparable product prices in the market and strive to achieve a gross margin greater than 50.0%.

Selling and marketing expenses grew to $2,866,133 in December 31, 2018 from $2,862,657 in 2017, an increase of 0.12% but decreased by 8.1% as a percentage of net sales. The decrease as a percentage of net sales was primarily due our ability to strategically manage our social media and strategic partner cost. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. However, we anticipate that these expenses will increase substantially in the foreseeable future as we undertake increased marketing and sales efforts to drive an increase in the number of customers and brand awareness and open our initial and additional experiential retail stores/fulfillment centers.

General and administrative expenses were $3,806,176 in 2018 compared to $2,447,146 in 2017. The increase in general and administrative expense was the result of higher payroll cost as we increased staffing to scale with the growth of business, as well as increased professional fees associated with financings and intellectual property defense. We expect general and administrative expenses to continue to rise both in total dollars and as a percentage of sales as we incur additional costs as a result of becoming a public reporting entity.

Shipping and distribution costs in 2018 were $2,182,554, which represented 18.7% of net sales versus 2017 shipping and distribution costs of $1,236,572 that represented 14.1% of net sales. The increase in shipping expenses where due to our initiatives to increase revenue and improve customer delivery times by offering free shipping and changing shipping methods respectively. Shipping and distribution costs may become a smaller percentage of net sales as we open our initial and additional experiential retail stores/fulfillment centers.

Interest expense increased from $836,844 in 2017 to $1,365,426 in 2018 as we increased our indebtedness. See “—Liquidity and Capital Resources” below.

As a result of the foregoing we incurred a net loss of $5,051,354 in 2018, compared to a net loss of $3,232,973 in 2017. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

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The FMV of Series A-2 Preferred Stock warrants for the years ended December 31, 2018 and 2017 was $2,698,774 and $1,387,319 respectively. We use the Black-Scholes Pricing Model to determine the fair price of the warrants.

Preferred dividends accrue at 12% per annum. Accrued dividends are amortized directly to retained earnings (or accumulated deficit). For the years ended December 31, 2018 and 2017 we recorded amortization of $553,495 and $552,723, respectively. No dividends have been declared or paid to date.

During the years ended December 31, 2018 and 2017, we amortized discounts on preferred stock to accumulated deficit of $47,343 and $46,870, respectively. Discounts are amortized using the straight-line method. The discounts were the results of fees paid in connection with the issuance of the preferred stock.

In addition, during the fourth quarter of 2018 and the first quarter of 2019, we issued $1.41 million of short-term promissory notes; in connection with such borrowings, we issued 422,262 Class B Warrants at a per share exercise price of $0.001 to the lenders in an amount equal to 1% our total outstanding capital stock on a fully diluted basis for each $1.0 million loaned to us. Also, in conjunction with our senior credit facility we issued 51,260 Series A-2 Preferred Stock warrants at a per share exercise price of $0.005 to the lender during the year ended December 31, 2018 and 72,034 Series A-2 Preferred Stock warrants at a per share exercise price of $0.005 to the lender subsequent to December 31, 2018. As a result of these loan transactions, we recorded a liability on our balance sheet as of December 31, 2018 of $675,294 representing an estimate of the number of shares issued multiplied by the estimated fair market value of our Class A Common Stock.

Liquidity and Capital Resources

Since inception, we have funded operations through the issuance of equity securities and convertible notes. As of December 31, 2018, our cash on hand was $1,470,436. Our cash from operations may be negatively impacted by a decrease in demand for our products as well as the other factors.

Indebtedness

On August 19, 2015, we received $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is the Chung Family Trust, whose trustee, Kevin Park, is a current member of our board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension and subordination to a senior lender, we paid an additional fee of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

On June 29, 2016, we entered into a senior credit agreement with a lender with principal due three years from the date of issuance and accrues interest at a rate equal to 12.5% per annum, compounded monthly. In July 2017, we amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In early 2018, the amounts borrowable under the senior credit agreement were increased to a total of $4,650,000. In March 2019 we increased the maximum available to be borrowed to $6,375,000 and increased the amount borrowed under the facility to $5,375,000. We pay the interest on a monthly basis and, thus, do not have any interest accrued as of December 31, 2018 and December 31, 2017 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to our liquidity and requires a minimum cash balance of $250,000 to be maintained. In conjunction with borrowings under, and extensions of maturity dates of borrowings under, our senior credit agreement, between June 2016 and March 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The warrants have an exercise price of $0.005 per share and expire at the earlier of ten years after issuance or a qualifying initial public offering.

As of December 31, 2018, and December 31, 2017, we were in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of our assets and shareholder shares in which have been pledged as additional collateral.

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Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the periods ended December 31, 2018 and December 31, 2017, we recorded debt discounts of approximately $30,000 and $26,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $242,000 and $205,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the periods ended December 31, 2018 and December 31, 2017, discounts of approximately $610,000 and $328,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. We are recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt.

On April 6, 2018 we received $100,000 under a promissory note (the “Promissory Note”) agreement, with a maturity date of April 5, 2020. The lender is Ron L. Wilson, II, our President and Chief Executive Officer. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $5,000, which were recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note. As of December 31, 2018, a discount of $3,125 remained.

On May 31, 2018 we received $400,000 under a promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020. The investor is Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, who is a current member of our board of directors. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $20,000, which were recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note. As of December 31, 2018, a discount of $14,167 remained.

On June 26, 2018 we received $50,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 25, 2020. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note. As of December 31, 2018, a discount of $1,875 remained.

On June 27, 2018 we received $200,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $2,500, which were recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note. As of December 31, 2018, a discount of $7,500 remained.

On May 18, 2018 we commenced an offering under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), of 5,000 Class A bonds. The price per bond was $1,000 with a minimum investment of $5,000. Class A Bonds bear interest at 1% per month, or 12% per year. In connection with the bond offering, we paid fees of $66,745, which were recorded as a discount to the Bonds Payable. The discount is amortized using the straight-line method over the term of the Bond. As of December 31, 2018, a discount of $54,329 remained. The offering terminated on December 31, 2018; an aggregate of $946,000 of Class A Bonds were issued and remain outstanding.

In the fourth quarter of 2018 and the first quarter of 2019 we issued an aggregate of $1,410,000 of promissory notes (the “IPO Notes”) with a maturity date of: (i) the closing of a direct prospectus or registered offering transaction that results in our company or our successor becoming “public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of ten percent (10.0%) per annum calculated on a three-hundred and sixty-five (365) day basis. We paid fees of $28,200, which was recorded as a discount to the IPO Notes. The discount is amortized using the straight-line method over the term of the IPO Notes. We issued an aggregate of 84,452 warrants for Class B Common Stock equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

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If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide credit crisis will likely make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations, including our vehicles. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

The company currently has no material commitments for capital expenditures.

Historical Cash Flows

Net Cash Used in Operating Activities

Cash from operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation, and the effect of changes in working capital and other activities.

In the year ended December 31, 2018, net cash used in operating activities was $(4.4) million and consisted of net loss of $(5.0) million and non-cash items of $2.2 million. Net cash used by operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of approximately $1.1 million, vendor deposits of $204,000, prepaid expenses of $171,000.

In the year ended December 31, 2017, net cash used in operating activities was $(1.8) million and consisted of net loss of $(3.2) million and non-cash items of $1.1 million. Net cash used in operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of $700,000, decrease in vendor deposits of $167,000 and offsets of increases in accrued expenses of $423,000 and accounts payable of $437,000.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our internal business growth and social media presence. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

Net cash used in investing activities was approximately $155,000 in the year ended December 31, 2018. This was primarily attributable to capital expenditures relating to website development and hardware purchases for employees and general operations.

Net cash used in investing activities was approximately $296,000 in 2017. This was attributable to capital expenditures relating to development our HYLETE circuit application, website development, and hardware purchases for employees and general operations.

Net Cash Provided by Financing Activities

Financing activities consist primarily of borrowing and repayment of debt, proceeds from the issuance of bonds, common stock and preferred stock.

Net cash provided by financing activities was approximately $5.4 million in the year ended December 31, 2018, which was attributable to proceeds from issuance of notes, bonds, common and preferred stock

Net cash provided by financing activities was $1.6 million in 2017 which was attributable to proceeds from issuance of notes, and common stock.

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Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of April 9, 2019, except for the lease of our corporate offices at 564 Stevens Ave, Solana Beach, CA 92075. The monthly lease rate is approximately $10,000 and the term is through March 31st, 2020.

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Recently Issued Accounting Pronouncements

See Note 3, Summary of Significant Accounting Policies, to the financial statements for a description of recently issued accounting pronouncements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements:

Revenue Recognition. Net revenue is recognized net of sales taxes, discounts, and an estimated allowance for sales returns. Sales are recognized once delivery has occurred and collection is reasonably assured, net of an estimated allowance for sales returns. Revenue is recognized when these sales occur.

Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net revenue. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. Our standard terms limit returns to approximately 60 days after the sale of the merchandise.

Inventory. Inventory is valued at the lower of cost and net realizable value. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

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Long-Lived Assets. Long-lived assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition.

Goodwill and Intangible Assets. Intangible assets are recorded at cost. Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently when an event or circumstance indicates that goodwill might be impaired. Goodwill impairment testing requires us to estimate the fair value of our reporting units. We generally base our measurement of the fair value on the present value of future cash flows. Our significant estimates in the discounted cash flows model include the discount rate and long-term rates of growth. We use our best estimates and judgment based on available evidence in conducting the impairment testing.

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the date of grant and is recognized as employee compensation expense on a straight-line basis over the requisite service period. For awards with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards that are expected to vest.

Contingencies. In the ordinary course of business, we are involved in legal proceedings regarding trademark matters, as well as contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from claims against us, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts.

Item 3. Directors and Officers

The Company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Ronald Wilson	Co-founder, President, CEO & Interim CFO (1)	50	Appointed to indefinite term of office March 26, 2012
Matthew Paulson	Co-founder & VP, Business Development	41	Appointed to indefinite term of office March 26, 2012
Directors
Ronald Wilson	CEO Director & Chairman of the Board	50	Appointed to indefinite term March 26, 2012
Matthew Paulson	Common Director	41	Appointed to indefinite term March 26, 2012
James Caccavo	Series A Preferred Director	56	Appointed to indefinite term December 10, 2013
Kevin Park	Preferred Director	40	Appointed to indefinite term February 10, 2014
Darren Yager	Independent Director	52	Appointed to indefinite term January 15, 2018
Key Personnel (2)
Pete Dirksing	VP, Product	39	Appointed March 2014
Jamie Wardlow	VP, Marketing	38	Appointed April 2013
Kate Nowlan	VP, HYLETE Experience	40	Appointed June 2018
Scott Kennerly	VP, Technology and Operation	46	Appointed October 2014

(1)	Mr. Wilson became Interim Chief Financial Officer in April 2019.

(2)	All Key Personnel work on a full-time basis.

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Ron Wilson, Co-founder, CEO and Director

Ron L. Wilson, II has been our President, Chief Executive Officer and Chairman of the Board since our company’s founding in 2012 and became Interim Chief Financial Officer in April 2019. Ron was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine’s 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association “Top 25 Leaders in Sporting Goods”. He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School, University of Pennsylvania. Ron’s experience in the apparel industry qualifies him to serve on our board of directors.

Matt Paulson, Co-founder, Director

Matthew Paulson has been our Vice President, Business Development since our company’s founding in 2012. Earlier in his career, he also co-founded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, Brigham Young University, and an MBA from San Diego State University.

James Caccavo, Director

Jim has served as Managing Partner for Steelpoint Capital Partners, a San Diego based private equity firm, since 2003. He currently serves on the Board of Directors at SKLZ (2013-present), Greatcall (2007-present) and HookIt (2008-present).

Kevin Park, Director

Kevin has served as CFO/COO of Perverse Sunglasses since 2015, CEO for SimplePitch Ventures since 2011, and Advisor at TBG Equity since 2012.

Darren Yager, Director

Darren is COO of Express Locations, LLC, a premium retailer for T-Mobile USA that he co-founded in 2005. Prior to Express Locations, Darren was Executive Director of Sales for Western Wireless.

Pete Dirksing, Vice President, Product

Pete has been our Vice President, Product since March 2014. Prior to joining our company, from 2012 to 2014 Pete was the Director of Product at X-1 Audio and held the same positions prior to that at Jaco Clothing. Pete holds a BA from the University of California, San Diego.

Jaime Wardlow, Vice President, Marketing

Jamie has been our Vice President, Marketing since April 2013. Jamie is the former E-Commerce Manager at Nixon Watches and Jaco Clothing. Jamie holds a BS in Marketing from San Diego State University.

Kate Nowlan, Vice President, HYLETE Experience

Kate has been our Vice President, HYLETE Experience since June 2018. Kate was the Co-Founder of GRACEDBYGRIT. She was a finalist for 2016 San Diego Woman of the Year, and Finalist for 2018 Top Business Leaders Under 40 for the San Diego Business Journal. Kate received a BA in Sociology and Psychology from the University of Massachusetts, Amherst.

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Scott Kennerly, Vice President, Technology and Operations

Scott has been our Vice President, Technology and Operations since October 2014. Prior to joining our company, from 2009 to 2014, Scott was the Director of Technology and E-Commerce at X-1 Audio, specializing in full-cycle e-commerce integration and business automation.

Election of Board of Directors

The Company’s Certificate of Incorporation, as amended, establishes a Board of Directors of five members.

•	The holders of the Series A Preferred Stock, voting as a separate series and separate class, are entitled to elect one member, and remove that Series A Preferred Director and fill any vacancy caused by the resignation, death or removal of the Series A Preferred Director. James Caccavo is the Series A Preferred Director.
•	The holders of Preferred Stock, voting as a separate class, are entitled to elect one member, and remove that Preferred Director and fill any vacancy caused by the resignation, death or removal of the Preferred Director. Kevin Park is the Preferred Director.
•	The holders of Class A Common Stock, voting as a separate class, are entitled to elect one member, and remove that Common Director and fill any vacancy caused by the resignation, death or removal of the Common Director. Matt Paulson is the Common Director.
•	The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect one member of the Board of Directors, who is the Chief Executive Officer of the company. Removal of the CEO Director and any vacancy of the CEO Director position can only be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law. Ron Wilson is the CEO Director.
•	The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect one member of the Board of Directors, who is not an officer or employee of the company. Removal of that Independent Director and any vacancy of the Independent Director position can only made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director and the CEO Director, unless otherwise prohibited by law. Darren Yager is the Independent Director.

Investor Rights Agreement

The company has entered into an Investor Rights Agreement dated as of July 16, 2015 with certain investors in its Preferred Stock, including members of the board of directors and executive officers. Under the Investor Rights Agreement, the company grants the investors registration rights and grants “Major Investors”, defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Voting Agreement

The company has entered into a Voting Agreement, dated as of July 16, 2015 with certain investors in its Preferred Stock and the founders of the company (defined in the agreement as Ron Wilson, Matt Paulson and Garrett Potter, the “Founders”). The investors and the founders agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement and subsequently set forth in the Restated Articles. In the event that a party to the agreement fails to vote its shares to achieve that structure, the agreement grants a proxy to the chairman of the Board of Directors, or, in the absence of a chairman, the CEO to vote those shares as prescribed in the agreement. The agreement also grants the investors a drag-along right to sell their shares in the event that holders of at least 75% of the Common Stock on an as-converted basis approve to sell more than 50% of the outstanding voting power of the company, subject to certain terms and conditions of the Voting Agreement.

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Right of First Refusal and Co-Sale Agreement

The company has entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 16, 2015 and amended as of June 14, 2017, with certain investors in its Preferred Stock and the Founders. In the event that a Founder proposes in certain circumstances to transfer any shares of Common Stock owned by the Founder (“Founder Stock”), the company has a right of first refusal to purchase all or a portion of the Founder Stock on the same terms as those for the proposed transfer. In the event the company does not elect to purchase any or all of the shares of Founder Stock, each Major Investor has the right to purchase its pro rata share of the Founder Stock. In the event that the company and/or the Major Investors fail to exercise their rights of first refusal, the agreement grants the Major Investors a co-sale right to participate in the transfer of Founder Stock on the same terms and conditions available to the founders.

Compensation Of Directors And Executive Officers

For the fiscal year ended December 31, 2018, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation	All Other compensation	Total compensation
Ronald L. Wilson II	President & CEO(1)	$195,000	$27,606	$222,606(2)
Matthew Paulson	Co-Founder & VP, Business Development	$127,641	$16,096	$143,738
Joseph Johnson (3)	Chief Financial Officer	$70,878.50	$10,637.52	$81,516.02

(1)	Mr. Wilson became Interim Chief Financial Officer in April 2019.

(2)	An additional $48,750 in compensation was deferred until such time as Ron Wilson is no longer employed by the company or payment is agreed upon by the board of directors

(3)	Mr. Johnson resigned as CFO on April 11, 2019.

Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2018.

Stock Option Plan

The Company’s 2015 Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2018, and 2017, there were 231,330 and 481,430 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

During 2018 and 2017, the Company issued 505,000 and 248,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms. For the year ended December 31, 2018 and 2017, the Company recognized approximately $145,876 and $16,386, respectively, of stock compensation expense related to stock options. During 2019 the stock compensation expense related to stock options is expected to be $90,080, which will be recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $65,145, respectively.

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Item 4. Security Ownership of Management and Certain Security holders

The following table sets forth certain information with respect to the beneficial ownership of our voting securities as of April 25, 2019 for:

•	Each person who we know beneficially owns more than 10% of any class of our voting securities.
•	Each of our directors and executive officers who beneficially own more than 10% of any class of our voting securities.
•	All of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o HYLETE, Inc., 564 Stevens Avenue, Solana Beach, California 92075.

The company’s voting securities include all shares of Class A Common Stock and all shares of Preferred Stock. Applicable percentage ownership is based on 7,859,600 shares of Class A Common Stock and 12,474,000 shares of Preferred Stock outstanding at April 25, 2019. In computing the number of shares of Class A Common Stock and Preferred Stock beneficially owned by a person and the respective percentage ownership of such class by that person, we deemed outstanding shares of Class A Common Stock and Preferred Stock subject to options or warrants held by that person. Beneficial ownership representing less than one percent is denoted with an “*.”

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Ron Wilson	Class A Common Stock	3,869,800	125,300(1)	50.0%
Matt Paulson	Class A Common Stock	2,950,200	94,500(1)	38.3%
James Caccavo(2)	Class A Common Stock	469,700	573,500	12.3%
All current officers and directors as a group (5 people)	Class A Common Stock	7,289,700	1,406,500 (1)(2)	96.5%
CircleUp Growth Capital Fund I, LLP 30 Maiden Lane, Floor 6 San Francisco, CA 94108	Preferred Stock	1,466,500	--	11.8%
Steelpoint (2) 2081 Faraday Avenue Carlsbad, CA 92008	Class A Common Stock	469,700	357,000	10.1%
	Preferred Stock	3,067,400	--	24.6%

(1)	Represents shares of Class A Common Stock issuable upon exercise of options.

(2)	All shares of Class A Common Stock, Preferred Stock and 357,000 shares of Class A Common Stock issuable upon exercise of warrants are owned by Steelpoint Co-Investment Fund (“Steelpoint”), a fund over which Mr. Caccavo exercises voting control. Mr. Caccavo individually holds 216,500 shares of Class A Common Stock issuance upon exercise of options.

(3)	Incudes 805,900 shares of Class A Common Stock issuable upon exercise of options and 243,600 shares of Class A Common Stock issuable upon exercise of warrants, the beneficial ownership of are disclaimed except to the extent of any pecuniary interest arising therein.

20

Item 5. Interest of Management and Others in Certain Transactions

The company has outstanding bridge notes extended to it by the CEO and a party related to one of its directors. See below and Item 2 of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness." The company’s executive officers and directors, together with other shareholders, are parties to an Investor Rights Agreement, a Voting Agreement and a Right of First Refusal and Co-Sale Agreement. The terms of these agreements are set forth in Item 3 of this report.

Related Party Loans

On August 19, 2015, we issued a $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is the Chung Family Trust. Kevin Park, a director, is the trustee of the Chung Family Trust. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month in connection with the extension and subordination to a senior lender. In connection with this extension and subordination, we paid an additional fee of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

In conjunction with borrowings under, and extensions of maturity dates of borrowings under, our senior credit agreement, between June 2016 and March 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The warrants have an exercise price of $0.005 per share and expire at the earlier of ten years after issuance or a qualifying initial public offering.

On April 6, 2018 we issued a $100,000 promissory note, with a maturity date of April 5, 2020 payable to Ron L. Wilson II, our President and Chief Executive Officer. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note. As of December 31, 2018, a discount of $4,375 remained.

On May 31, 2018 we issued a $400,000 promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020 payable to Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, who is a current member of our board of directors. Interest under the May 2018 Promissory Note accrues and is payable monthly at a monthly rate of 1.5%. We paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note. As of June 30, 2018, a discount of $19,167 remained.

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions. GRACEDBYGRIT, Inc. is controlled by Mr. Caccavo.

Director and Officer Indemnification and Insurance

In addition to the employment agreements and other arrangements which are described under the section entitled “Executive Compensation- Employment Agreements” we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by the laws of the State of Delaware, including Delaware Corporation law (the “DGCL”), including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our Certificate of Incorporation, as amended, and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. We also intend to purchase a policy of directors’ and officers’ liability insurance that will insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 6. Other Information

None

22

Item 7. Financial Statements

HYLETE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

23

HYLETE, INC.
Index to Financial Statements

Pages

24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HYLETE, Inc. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company's auditor since 2017.

San Diego, California

April 17, 2019

25

HYLETE, INC.

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$1,470,436	$616,262
Accounts receivable	123,194	75,319
Inventory	3,403,956	2,225,136
Vendor deposits	214,102	10,095
Other current assets	265,436	94,316
Total current assets	5,477,124	3,021,128
Non-Current Assets:
Property and equipment, net	253,609	392,275
Intangible assets, net	539,697	114,977
Goodwill	426,059	–
Other non-current assets	28,219	–
Total non-current assets	1,247,584	507,252
TOTAL ASSETS	$6,724,708	$3,528,380

LIABILITIES & STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$899,158	$915,733
Accrued expenses	826,589	810,934
Bridge note, net of issuance costs	436,533	–
Bridge note- related party, net of issuance costs	400,884	200,000
Loan payable, net of issuance costs	3,912,508	–
Capital lease obligations	9,436	21,510
Common stock warrant liability	675,294	–
Total current liabilities	7,160,402	1,948,177
Non-Current Liabilities:
Capital lease obligations, net of current	–	9,436
Loan payable, net of current portion and issuance costs	240,625	2,996,920
Loan payable- related party, net of issuance costs	482,708	–
Bond, net of issuance costs	766,671	–
Preferred stock warrant liability	2,698,774	1,387,319
Total non-current liabilities	4,188,778	4,393,675
Total liabilities	11,349,180	6,341,852
Commitments and contingencies (Note 18)
Redeemable preferred stock:
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at December 31, 2018 and 2017 (liquidation preference of $525,358)	518,517	472,524
Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at December 31, 2018 and 2017 (liquidation preference of $2,923,983)	2,899,655	2,656,103
Series A-2 preferred stock, $0.001 par value, 6,383,620 total shares authorized, 4,791,500 and 4,721,500 issued and outstanding at December 31, 2018 and 2017 (liquidation preference of $3,559,981)	3,500,516	3,088,671
Total redeemable preferred stock	6,918,688	6,217,298
Stockholders' Deficit:
Class A common stock, par value $0.001, 30,000,000 shares authorized, 7,859,600 issued and outstanding at December 31, 2018 and 7,824,600 December 31, 2017	7,860	7,825
Class B common stock, par value $0.001, 6,000,000 shares authorized, 3,958,532 issued and outstanding at December 31, 2018 and 1,297,042 at December 31, 2017	3,959	1,297
Additional paid-in capital	4,151,537	1,178,680
Accumulated deficit	(15,706,516)	(10,218,572)
Total stockholders' deficit	(11,543,160)	(9,030,770)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$6,724,708	$3,528,380

See accompanying notes to financial statements.

26

HYLETE, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

Net Sales	$11,689,200	$8,773,025

Cost of Sales	5,461,090	4,065,845

Gross Profit	6,228,110	4,707,180

Operating Expenses:
Selling and marketing	2,866,133	2,862,657
General and administrative	3,806,176	2,447,146
Shipping and distribution	2,182,554	1,236,572
Total Operating Expenses	8,854,863	6,546,375

Loss from Operations	(2,626,753)	(1,839,195)

Interest expense	1,365,426	836,845
Change in fair market value of Series A-2 warrant liability	1,059,175	556,933

Net Loss	$(5,051,354)	$(3,232,973)

Accrual of Preferred Stock Dividend and Discount Amortized	(600,838)	(599,593)

Net Loss Attributable to Common Stockholders	$(5,652,192)	$(3,832,566)

Basic and diluted loss per common share	$(0.56)	$(0.45)
Weighted average shares - basic and diluted	10,151,347	8,556,634

See accompanying notes to financial statements.

27

HYLETE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2016	7,824,600	$7,825	–	$–	$108,933	$(6,402,392)	$(6,285,634)

Net Loss	–	–	–	–	–	(3,232,973)	(3,232,973)
Net proceeds from sale of Common Stock	–	–	1,297,042	1,297	1,069,747	–	1,071,044
Dividend accretion of Preferred Stock	–	–	–	–	(16,386)	(536,337)	(552,723)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(46,870)	(46,870)
Stock-based compensation	–	–	–	–	16,386	–	16,386

Balance as of December 31, 2017	7,824,600	7,825	1,297,042	1,297	1,178,680	(10,218,572)	(9,030,770)

Net Loss	–	–	–	–	–	(5,051,354)	(5,051,354)
Net proceeds from sale of common stock	35,000	35	1,871,615	1,872	1,986,303	–	1,988,210
Common stock issued for GRACEDBYGRIT assets	–	–	789,875	790	986,554	–	987,344
Dividend accretion on preferred stock	–	–	–	–	(164,247)	(389,248)	(553,495)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(47,343)	(47,343)
Stock-based compensation	–	–	–	–	164,247	–	164,247

Balance as of December 31, 2018	7,859,600	$7,860	3,958,532	$3,959	$4,151,537	$(15,706,516)	$(11,543,160)

See accompanying notes to financial statements.

28

HYLETE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,051,354)	$(3,232,973)
Adjustments:
Depreciation and amortization	333,938	195,358
Stock-based compensation	164,247	16,386
Amortization of debt discounts	629,376	337,426
Change in fair market value of Series A-2 warrant liability	1,059,175	556,933
Changes in:
Accounts receivable	(47,875)	25,786
Inventory	(1,110,935)	(701,193)
Vendor deposits	(204,007)	167,209
Prepaid expenses	(171,118)	(37,581)
Accounts payable	(17,521)	436,500
Accrued expenses	3,405	423,169
Net Cash used in Operating Activities	(4,412,669)	(1,812,980)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(85,628)	(291,524)
Purchases of intangible assets	(40,965)	(15,706)
Other non-current assets	(28,219)	11,350
Net Cash used in Investing Activities	(154,812)	(295,880)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on loans payable	2,578,200	498,750
Borrowings on bonds payable	754,255	–
Payments on capital leases	(21,510)	(19,691)
Net proceeds from sale of common stock	1,988,210	1,071,044
Net proceeds from sale of preferred stock	122,500	–
Net Cash provided by Financing Activities	5,421,655	1,550,103

NET CHANGE IN CASH AND CASH EQUIVALENTS	854,174	(558,757)
CASH AND CASH EQUIVALENTS, beginning of year	616,262	1,175,019
CASH AND CASH EQUIVALENTS, end of year	$1,470,436	$616,262

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$725,038	$503,635
Cash paid for income taxes	$800	$800

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Issuance of Series A-2 Preferred Stock warrant liability	$262,709	$205,195
Accretion of Preferred Stock dividends	$553,495	$552,723
Accretion of Preferred Stock discount	$47,343	$46,870
Issuance of Common Stock warrant liability	$675,294	$–
Common stock issued for GRACEDBYGRIT assets	$987,344	$–

See accompanying notes to financial statements.

29

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as “HYLETE” or the “Company”). The Company reincorporated in Delaware in January 2019. The Company’s principal corporate office is located at 564 Stevens Avenue, Solana Beach, California 92075, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events and affiliate marketing partners, as well as select third party ecommerce retailers.

GRACEDBYGRIT Asset Acquisition

On June 1, 2018, the Company purchased 100% of the net assets of GRACEDBYGRIT, Inc. (“GBG”) for 789,875 shares of the Company’s Class B Common Stock valued at $987,344. The shares of Class B Common Stock were valued at the price to which the Company’s share were being sold to third parties at the time of the transactions. In addition, GBG’s majority shareholder is also a member of the Company’s board of directors. GBG was acquired to expand HYLETE’s women’s apparel line in accordance with the Company’s growth strategy.

The Company accounted for the transaction as a business acquisition. The acquired assets were recorded at estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of identifiable net assets resulted in the recognition of goodwill in the amount $426,059 and is attributable to future growth opportunities due the addition additional women’s styles as well as the addition of employees to which have experience within the area and other factors. The goodwill is expected to deductible for income tax purposes.

The following table summarizes the fair value of the net assets acquired as of the acquisition date of June 1, 2018.

Inventory	$67,885
Product designs	493,400
Goodwill	426,059
$987,344

Liability assumed under the asset acquisition agreement were immaterial.

The summarized unaudited pro forma results are not necessarily indicative of results which would have occurred if the acquisition had been in effect for the period presented. Further, the summarized unaudited consolidated pro forma results are not intended to be a projection of future results.

	2018	2017
Pro forma revenues	$11,788,429	$9,500,188
Pro forma net loss	(5,500,819)	(4,791,786)
Pro forma net loss per common share, basic and diluted	$(0.52)	$(0.58)

30

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations, has a working capital deficit of approximately $1.7 million and has an accumulated deficit at December 31, 2018 of approximately $15.7 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

To fund operations, the Company is anticipating filing a registration statement for which additional shares of Class B common stock will be offered for purchase. Based on our business and development plans, the Company is dependent up raising a minimum of $10 million to fund operations for a period in excess of one year from the date of this filing. Currently, we have capital to fund operations through December 2019. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of this offering. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These audited financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

31

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's common and preferred stock warrant liabilities are carried at fair value. The fair value of the Company’s common and preferred stock warrant liabilities has been measured under the Level 3 hierarchy (Note 10). Changes in common and preferred stock warrant liabilities during the year ended December 31, 2018 are as follows:

	Fair Value of Significant Unobservable Inputs Fair Value

	Preferred Warrants	Common Warrants

Outstanding as of December 31, 2017	$1,387,319	$–

Warrants granted	252,280	675,294
Change in fair value	1,059,175	–

Outstanding as December 31, 2018	$2,698,774	$675,294

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company’s customer base. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required.

32

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer’s financial position. The Company did not have a reserve recorded as of December 31, 2018 and 2017. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2018 and 2017, the Company wrote off approximately $4,342 and $3,100 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company’s vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and are being amortized using the straight-line method. During the year ended December 31, 2018, we amortized $109,644. As of December 31, 2018, $383,756 was remaining for which is expected to be amortized during the year ending December 31, 2019.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit’s carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the years ended December 31, 2018 and 2017 no impairments were needed.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the years ended December 31, 2018 and 2017 an impairment wasn’t needed.

33

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 10).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Warrants to purchase preferred stock – The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 10 for additional information.

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $95,030 and $84,500 recorded within accrued expenses as of December 31, 2018 and 2017, respectively. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved and the revenue is recognized once the revenue recognition criteria is met. As of December 31, 2018 and 2017 deferred revenue of approximately $269,000 and $378,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $196,000 and $138,000 related to credits provided to equity investors in connection with their investments as of December 31, 2018 and 2017, respectively.

Cost of sales – Cost of sales consists primarily of inventory.

Merchandise risk – The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company’s business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $699,000 and $608,000 for the years ended December 31, 2018 and 2017, respectively. Total shipping and handling costs included in operating expenses was approximately $1,418,000 and $734,000 for the years ended December 31, 2018 and 2017, respectively.

34

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2018 and 2017 amounted to approximately $1,139,000 and $1,281,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company’s stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company’s stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company’s legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2018 and 2017, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share – Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of December 31, 2018, and 2017, the effect of dilutive securities was anti-dilutive and thus is not included. Basic and dilutive net loss per common share for the years ended December 31, 2018 and 2017, includes accrued preferred stock dividends of $553,495 and $552,723 and preferred stock discount accretion of $47,343 and $46,870, respectively, as an increase to net loss available for common shareholders.

35

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Recently issued accounting pronouncements – In 2014, the FASB issued Accounting Standards Update (“ASU”) 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The Company is still evaluating the impact of this pronouncement on its financial statements, but does not expect it to have a substantial impact. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement.

Note 4 – Property and Equipment

Property and equipment consisted of the following as of December 31,

	2018	2017
Auto	$109,358	$105,772
Computer Hardware and Software	73,589	40,305
Office Furniture, Fixtures and Equipment	56,542	53,157
Leasehold Improvements	73,365	70,905
Website Development	252,529	212,618
Application Development	232,759	232,760
Production Molds	61,800	61,800
	862,942	777,315
Accumulated Depreciation	(609,333)	(385,040)
	$253,609	$392,275

Depreciation and amortization expense related to property and equipment amounted to approximately $224,000 and $195,000 for the years ended December 31, 2018 and 2017, respectively.

Note 5 – Bridge Note Payable, Related Party

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

36

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6 – Loans Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance on June 29, 2019. The lender has offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. The proceeds were used for operations. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of December 31, 2018 and 2017 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company’s liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of December 31, 2018, and 2017, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of the Company's assets and shareholder shares in which have been pledged as additional collateral.

In conjunction with the senior credit agreement, the Company issued 256,298 and 216,779 Series A-2 Preferred Stock warrants to the lender during the years ended December 31, 2018 and 2017. As of December 31, 2018, and 2017, the Company had outstanding borrowings of $4,275,000 and $3,675,000, respectively.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the years ended December 31, 2018 and 2017, the Company recorded debt discounts of approximately $30,000 and $26,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $244,000 and $205,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the years ended December 31, 2018 and 2017, discounts of approximately $610,000 and $328,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement.

The remaining debt issuance of approximately $383,000 will be expensed as interest expense during the year ending December 31, 2019. See Note 13 for additional borrowings from this party.

Note 7 – Promissory Notes Payable

On April 6, 2018, the Company received $100,000 under a promissory note (the “Promissory Note”) agreement, with a maturity date of April 5, 2020. The proceeds were used for operations. The promissory note holder is the Company’s Chief Executive Officer. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $1,875 to interest expense. As of December 31, 2018, a discount of $3,125 remained for which will be expensed over the remaining term.

On May 31, 2018, the Company received $400,000 under a promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is a member of the Company’s board of directors. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $5,833 to interest expense. As of December 31, 2018, a discount of $14,167 remained for which will be expensed over the remaining term.

37

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

On June 26, 2018 the Company received $50,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 25, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $625 to interest expense. As of December 31, 2018, a discount of $1,875 remained for which will be expensed over the remaining term.

On June 27, 2018 the Company received $200,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $10,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $2,500 to interest expense. As of December 31, 2018, a discount of $7,500 remained for which will be expensed.

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. As of December 31, 2018, total Class A bonds issued were $821,000 for which were used for operations. Class A Bonds will bear interest at 1% per month, or 12% per year. In connection with the bond offering, the Company paid fees of $66,745 which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. As of December 31, 2018, a discount of $54,329 remained, for which expected amortization will be expensed through 2021. The bond offering was closed on December 31, 2018. See Note 19 for additional proceeds received.

Note 9 – IPO Bridge Notes

In the 4th quarter of 2018, the Company issued $1,315,000 of promissory notes (the “IPO Notes”), of which $400,000 were issued to related parties. The proceeds will be used for operations and costs related to the Company’s proposed registration statement. The IPO Notes have a maturity date of the earlier of: (i) the closing of the Company’s Initial Public Offering (“IPO”) or any other type of direct prospectus or registered offering transaction that results in the Company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of ten percent (10.0%) per annum. The Company paid fees of $19,300, which was recorded as a discount to the IPO Notes.

In connection with the IPO Notes, the Company has the obligation to issue common stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Notes. As of December 31, 2018, the Company had the obligation to issue 389,063 warrants based upon the amount of IPO Notes proceeds received at that date. The warrants will have an exercise price of $0.001 per share and expire ten years after issuance. Since the Company, is required to issue a variable amount of common stock for which there isn’t a floor or ceiling to the amount of common stock warrants, the Company recorded the obligation to issue warrants as a liability.  The warrants are measured to estimated fair market value at each reporting period using the Black-Scholes pricing model to estimate the fair market value of the warrants.   The Company determined that the fair market value of the common stock warrants granted as of December 31, 2018, was approximately $675,294, which has been recorded as a liability and as an additional discount to the IPO Bridge Notes, see Note 13. The discount is amortized using the straight-line method over the term of the IPO Notes, due to the short-term nature of the IPO Notes for which $17,011 was amortized to interest expense during the year ended December 31, 2018. As of December 31, 2018, a discount of $677,583 remained, for which will be amortized in 2019.

38

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

The warrants do not meet the condition “contract contains an explicit share limit” and thus require liability accounting. Accordingly, the estimated fair value of the warrants require bifurcation and accounted for as liabilities from issuance, with changes in estimated fair value recorded in the statement of operations at each reporting period and immediately prior to conversion.

As of December 31, 2018, the following is a schedule of principal amount maturities for all bridge loans, loans, promissory notes, bonds and IPO Notes payable:

Year Ending December 31,	Third Party	Related Party

2019	$5,190,000	$600,000
2020	250,000	500,000
2021	821,000	–
	$6,261,000	$1,100,000

Note 10 – Preferred Stock Warrant Liability

During the years ended December 31, 2018 and 2017, the Company issued 256,298 and 216,779, respectively, Series A-2 Preferred Stock warrants in conjunction with a debt agreement. The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $0.001 per share and expire ten years after issuance.

In October and November of 2018, the Company issued 7,000 Series A-2 Preferred Stock warrants to individuals in conjunction with the purchase agreements of Series A-2 Preferred Stock (see Note 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2018, and 2017, was approximately $2,699,000 and $1,387,000, respectively, which has been recorded as a liability. See Note 13 for additional information related to the valuation.

Note 11 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company’s conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 shares of Series A Preferred Stock and 5,970,300 shares of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 Preferred Stock were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock.

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

During the year ended December 31, 2018, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 70,000 Series A-2 Preferred Stock at a purchase price of $1.75 per share for total gross proceeds of $122,500.

39

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to retained earnings (or accumulated deficit). For the years ended December 31, 2018 and 2017, the Company recorded accretion of $553,495 and $552,723, respectively. No dividends have been declared or paid to date.

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights: The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights: The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 13, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights: If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a “Drag Along Sale” by the other Stockholders (the “Dragged Stockholders”) pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

40

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Summary of Preferred Stock Transactions

During the years ended December 31, 2018 and 2017, the Company amortized discounts on preferred stock to accumulated deficit of $47,343 and $46,870, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2018, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,

2019	$74,658
2020	6,277
$80,935

As of December 31, 2018, the future amount to be potentially redeemed on January 13, 2020 is as follows:

Series-A	$563,745
Series A-1	3,144,502
Series A-2	3,844,231
$7,552,478

Note 12 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6,000,000 shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,044 in offerings conducted pursuant to Regulation Crowdfunding and Regulation A of the Securities Act.

During the year ended December 31, 2018, the Company sold 1,871,615 shares of Class B common stock for net proceeds of $1,988,210 in an offering conducted pursuant to Regulation A of the Securities Act.

On December 12, 2018, the Company filed a Certificate of Incorporation in the state of Delaware effective January 1, 2019. Subsequent to December 31, 2018, the Delaware corporation became the parent Company of the Company. The par value of each class of stock is $0.001 per share. The total number of shares which the corporation is authorized to issue is 50,066,120 shares. The number of shares of common stock authorized to be issued is 36,000,000 shares. The number of preferred stock authorized to be issued is 14,066,120. The Company reflected the addition of the $0.001 par value to the Class A and B common stock for all periods presented.

41

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 13 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (Note 7). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (Note 7) and Series A-2 preferred stock purchase agreements (see Note 11). The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the 4th quarter of 2018 the Company issued common stock warrants in conjunction with IPO Bridge Notes. The warrants are measured at fair market value at each reporting period. The Company uses the Black-Scholes pricing model to determine the estimated fair price of the warrants. For the period ended December 31, 2018 the Company recognized a liability of $675,294 which, represents the estimated fair market value of the warrants (see Note 9).

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2018 and 2017 using the following assumptions for the years ended December 31, 2018 and 2017.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

	2018	2017
Expected life of preferred stock warrants	3.19	3.00
Expected stock price volatility	47.00%	40.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.35%	0.86%

Weighted average variables in accordance with the common stock warrants:

2018
Expected life of preferred stock warrants	1.18
Expected stock price volatility	40.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.86%

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2016	2,377,900	$0.17	8.97

Granted	216,779	0.01

Outstanding as of December 31, 2017	2,594,679	0.16	8.47

Granted	263,298	0.06

Outstanding as of December 31, 2018	2,857,977	$0.15	8.55

42

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 14– Stock Option Plan

The Company’s 2015 Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2018, and 2017, there were 231,330 and 481,430 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

During 2018 and 2017, the Company issued 505,000 and 248,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms. For the year ended December 31, 2018 and 2017, the Company recognized approximately $145,876 and $16,386, respectively, of stock compensation expense related to stock options. During 2019 the stock compensation expense related to stock options is expected to be $90,080, which will be recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $65,145, respectively.

On May 15, 2018, the Company issued 75,000 options to third party in connection with their consulting agreement. Options are priced at 110% of the Company’s common stock price at the date of the agreement and have a 7-year term. The options shall vest on a monthly basis over a period of 12 months. During the year ended December 31, 2018, the Company recognized $18,371 of stock compensation expense related to the options. Remaining stock compensation of $9,185 will be expensed during the year ending December 31, 2019.

For the year end December 31, 2018, $164,247 of total stock-based compensation was recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $139,312 respectively.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the years ended December 31,

	2018	2017
Expected life of options	5.57	3.00
Expected stock price volatility	47.00%	40.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.25%	0.86%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

43

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

The following table summarized option activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2016	1,726,200	$0.22	8.77

Forfeited	(66,530)	0.02
Granted	248,000	1.13

Outstanding as of December 31, 2017	1,907,670	0.35	8.05

Forfeited	(144,900)	0.02
Exercised	(35,000)	0.02
Granted	505,000	1.25
Outstanding as of December 31, 2018	2,232,770	0.58	8.60

Outstanding as of December 31, 2018, vested	1,140,598	$0.32	8.58

Note 15 – Retirement Plan

The Company has a 401(k) Plan (the “Plan”) covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $81,000 and $53,000 to the Plan during the years ended December 31, 2018 and 2017, respectively.

Note 16 – Major Suppliers and Customers

During the year ended December 31, 2018, purchases from three suppliers represented approximately 41% of total vendor purchases. As of December 31, 2018, approximately $222,000, or 38% of accounts payable was due to these suppliers. As of December 31, 2017, purchases from four suppliers represented approximately 44% of total vendor purchases. As of December 31, 2017, approximately $512,000, or 54% of accounts payable was due to these suppliers. The loss of one or more of these suppliers would not have a material impact on the Company’s operations.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 17 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

44

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

The Company’s net deferred tax assets at December 31, 2018 and 2017 is approximately $2,924,000 and $2,176,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2018 and 2017, the Company valuation allowance increased by approximately $748,000 and $399,000, respectively.

At December 31, 2018, the Company had federal net operating loss carry forwards of approximately $8,945,000 and state net operating loss carry forwards of $8,945,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $478,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014.  The Company currently is not under examination by any tax authorities.

Note 18 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $10,000. Total rent expense for the years ended December 31, 2018 and 2017 was approximately $126,000 and $125,000, respectively. On March 21, 2019, the lease was renewed through March 31, 2020.

45

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988 and have imputed interest rates ranging from 7.99% to 9.79% and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of December 31, 2018, and 2017, the balance outstanding was $9,436 and $30,946, respectively.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2018 and 2017. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

In response to a motion in opposition to our request to register our original icon logo, the Trademark Trial and Appeal Board (“TTAB”) determined that our original icon logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office should reject registration of our original stylized logo mark. The company filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer’s answer to the Company’s brief. The Company anticipates a ruling on this matter in 2019.

The opposing party, Hybrid Athletics, LLC, has also filed a civil action against the Company in the U.S. District Court for the District of Connecticut seeking damages and alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. The Company has filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. These legal proceedings could be time-consuming and expensive to defend. We carry insurance to cover certain litigation costs; however, we cannot provide assurance that it will cover any or all our litigation costs.

The Company’s motion to dismiss has yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue up and until approximately December 2019; unless the case is resolved through motions or settlement prior to such time. As of the date of these financial statements, discovery is still in its early stages and substantial discovery remains to be completed. As such, management has neither determined the possibility of loss nor estimated the range of any potential loss. Accordingly, no liability has been recorded related to this case.

Underwriting Agreement – On December 12, 2018, the Company entered into an underwriting agreement for an anticipated initial public offering. The Company agreed to grant the underwriter an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares will be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable legal expenses incurred by it in connection with this transaction in the amount of $100,000. As of December 31, 2018, the Company has paid $70,000 for which has been treated as deferred offering costs. In addition, the Company agreed to reimburse the underwriter for $50,000 in non-accountable expenses. As of December 31, 2018, no options have been granted under the agreement.

46

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 19 – Subsequent Events

Loan Payable

On February 14, 2019.  the lender as disclosed in Note 6 agreed to lend up to an additional $1,725,000 on about March 31, 2019 in the form of a term loan to provide working capital to maintain and expand the operations.  The first $500,000 bears interest from February 1, 2019 to maturity date at a rate of 12.50% per annum, compounded monthly.  Any remaining loan amounts shall bear interest on unpaid principal amount from the date of advance through maturity date at a rate of 12.50% per annum, compounded monthly.  The Company shall pay a nonrefundable closing fee of 5% of amount of loan to offset transaction cost and issue warrants to lender to purchase preferred stock representing 1.66% of the Series A-2 Preferred Stock of the Company on a fully-diluted basis on closing date of the loan, which shall be prorated based on actual amount of the fourth Lender loan.  This note will mature on December 31, 2019. As of the date of these financial statements, the lender has distributed $1,100,000 of the expected $1,725,000. The Company issued 360,170 warrants to purchase shares of the Company A-2 Preferred Stock in conjunction with the additional proceeds received.

Bonds Payable

Subsequent to December 31, 2018, the Company received $125,000 in proceeds related to the Class A bond offering commencing on May 18, 2018. The Class A bond offering had closed as of December 31, 2018, however, final documentation and capital was not provided by the holder until subsequent to year end. B See Note 8 – Bond Payable.

IPO Bridge Notes

Subsequent to December 31, 2018, the Company issued and additional $95,000 of promissory notes along with the commitment to issue warrants to purchase 33,192 shares of Class B common stock. See Note 9 – IPO Bridge Note.

Operating Lease

On March 21, 2019, the Company renewed the operating lease for the office facility through March 31, 2020.

Series A-2 Warrants and Class B Common Stock Warrants

In March 2019, the Company amended the expiration date of Series A-2 Warrants issued under a debt agreement and Class B Common Stock Warrants issued in connection with the IPO Bridge Notes to the earlier of ten years after issuance or the effective date of the Company’s initial public offering.

Reorganization

Immediately prior to the effective date of the Company’s anticipated public offering we will effect a reorganization (the “Reorganization”) pursuant to which we will (i) amend and restate our certificate of incorporation and consummate a share exchange to effect the authorization of Class C Common Stock which will be identical in all respects to the Company’s currently outstanding Class A Common Stock, but are entitled to 10 votes per share and are convertible at any time on a one-for-one basis into shares of Class A Common Stock (all of the outstanding shares of Class C Common Stock will be issued and owned by Ron L. Wilson, II, the Company’s President and Chief Executive Officer, and Matthew Paulson, the Company’s Vice President of Business, Messrs. Wilson and Paulson are referred to collectively as the “Founders”), (ii) convert all outstanding shares of the Company’s preferred stock and all outstanding shares of the Company’s Class B Common Stock into shares of Class A Common Stock and (iii) effect a reverse stock split, the current anticipated reverse stock split will be approximately 1-for-5). The effects of such have not been reflected within these financial statements.

The Company has evaluated subsequent events that occurred after December 31, 2018 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

47

GRACEDBYGRIT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 and 2016

AND

AS OF AND FOR THE THREE MONTHS ENDED

MARCH 31, 2018 and 2017

(UNAUDITED)

48

GRACEDBYGRIT, INC.

49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GRACEDBYGRIT, Inc. (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and subsequently sold all of its revenue producing assets, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company's auditor since 2019.

San Diego, California

April 17, 2019

50

GRACEDBYGRIT, INC.

BALANCE SHEETS

AT MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

	March 31, 2018	December 31, 2017	December 31, 2016
Assets	(unaudited)
Current assets:
Cash	$33,613	$44,136	$38,762
Accounts receivable	6,218	33,352	7,576
Inventory	151,347	189,968	278,267
Prepaids and other current assets	2,652	9,916	11,782
Current assets	193,830	277,372	336,387

Property and equipment, net	2,156	11,961	69,021
Other assets	7,352	7,352	8,352
Total assets	$203,338	$296,685	$413,760

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$60,843	$231,446	$198,452
Accrued liabilities	27,818	24,184	29,427
Line of credit	–	750,000	632,292
Promissory note and accrued interest- related party	1,737,817	632,553	–
Convertible notes payable and accrued interest	154,202	152,327	–
Current liabilities	1,980,680	1,790,510	860,171

Commitments & Contingencies (Note 5)

Stockholders' Deficit:
Series A Preferred Stock, par value $0.0001 per Share, 16,226,000 shares authorized, 16,226,000 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016	649,040	649,040	649,040
Series B Preferred Stock, par value $0.0001 per Share, 42,152,355 shares authorized, 10,902,354 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016	1,744,376	1,744,376	1,744,376
Common Stock, Class A, par value $0.0001 per Share, 75,000,000 shares authorized, 13,337,000, 13,337,000, and 13,327,000 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016, respectively	1,334	1,334	1,333
Common Stock, Class B, par value $0.0001 per Share, 15,000,000 shares authorized, 1,439,425 shares issued and outstanding at March 31, 2018 and December 31, 2017	144	144	–
Additional paid in capital	275,099	273,618	34,724
Accumulated deficit	(4,447,335)	(4,162,337)	(2,875,884)
Total Stockholders' Deficit	(1,777,342)	(1,493,825)	(446,411)
Total liabilities and Stockholders' Deficit	$203,338	$296,685	$413,760

The accompanying notes are an integral part of these financial statements

51

GRACEDBYGRIT, INC.

STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	March 31, 2018	March 31, 2017	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)

Sales	$99,229	$196,736	$727,163	$741,720

Cost of goods sold	67,077	100,949	474,256	444,708

Gross profit	32,152	95,787	252,907	297,012

Operating expenses:
Research and development	5,870	9,140	22,973	15,740
Sales and marketing	174,839	209,416	821,564	806,908
General and administrative	131,579	138,973	639,403	614,505

Total operating expenses	312,288	357,529	1,483,940	1,437,153

Operating loss	(280,136)	(261,742)	(1,231,033)	(1,140,141)

Other (income) expense:
Interest expense	14,200	12,045	56,573	35,573
Other (income) expense, net	(10,138)	(1,391)	(1,953)	(48)
Total other expense	4,062	10,654	54,620	35,525
Loss before provision for income taxes	(284,198)	(272,396)	(1,285,653)	(1,175,666)
Provision for income taxes	800	800	800	800
Net Loss	$(284,998)	$(273,196)	$(1,286,453)	$(1,176,466)

Loss per common share - basic and diluted	$(0.02)	$(0.02)	$(0.09)	$(0.09)

Weighted average shares outstanding - basic and diluted	14,776,425	13,327,000	13,569,821	13,301,444

The accompanying notes are an integral part of these financial statements

52

GRACEDBYGRIT, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2018

	Series A Preferred Stock		Series B Preferred Stock		Common Stock, Class A		Common Stock, Class B		Additional		Total
									Paid	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Deficit
Balance - December 31, 2015	16,226,000	$649,040	–	–	13,127,000	$1,333	–	–	$11,656	$(1,699,418)	$(1,037,389)
Issuance of Series B Preferred Stock	–	–	10,902,354	1,744,376	–	–	–	–	–	–	1,744,376
Stock based compensation	–	–	–	–	200,000	–	–	–	23,068	–	23,068
Net loss	–	–	–	–	–	–	–	–	–	(1,176,466)	(1,176,466)
Balance - December 31, 2016	16,226,000	649,040	10,902,354	1,744,376	13,327,000	1,333	–	–	34,724	(2,875,884)	(446,411)
Exercise of Class A stock options	–	–	–	–	10,000	1	–	–	399	–	400
Issuance of Class B Common Stock for cash	–	–	–	–	–	–	1,439,425	144	230,164	–	230,308
Stock based compensation	–	–	–	–	–	–	–	–	8,331	–	8,331
Net loss		–	–	–	–	–	–	–	–	(1,286,453)	(1,286,453)
Balance - December 31, 2017	16,226,000	649,040	10,902,354	1,744,376	13,337,000	1,334	1,439,425	144	273,618	(4,162,337)	(1,493,825)
Stock based compensation	–	–	–	–	–	–	–	–	1,481	–	1,481
Net loss	–	–	–	–	–	–	–	–	–	(284,998)	(284,998)
Balance - March 31, 2018 (unaudited)	16,226,000	$649,040	10,902,354	$1,744,376	13,337,000	$1,334	1,439,425	$144	$275,099	$(4,447,335)	$(1,777,342)

The accompanying notes are an integral part of these financial statements

53

GRACEDBYGRIT, INC.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017	December 31, 2017	December 31 2016
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(284,998)	$(273,196)	$(1,286,453)	$(1,176,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	9,805	6,109	57,060	56,567
Stock-based compensation	1,481	2,082	8,331	23,068
Changes in operating assets and liabilities:
Accounts receivable	27,134	1,048	(25,776)	(4,936)
Inventories	38,621	(63,044)	88,299	249,283
Prepaid expenses and other current assets	7,264	8,704	1,866	(11,782)
Accounts payable	(170,603)	63,195	32,994	35,060
Accrued liabilities	10,773	2,161	4,637	(40,158)
Net cash used in operating activities	(360,523)	(252,941)	(1,119,042)	(869,364)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other assets	–	–	1,000	(1,000)
Net cash provided by (used in) investing activities	–	–	1,000	(1,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible notes payable	–	–	150,000	(850,000)
Proceeds from promissory note payable - related party	1,100,000	200,000	625,000	–
Net proceeds (payments) on line of credit	(750,000)	117,708	117,708	(120,552)
Proceeds from sale of Series B Preferred Stock	–	–	–	1,744,376
Proceeds from sale of Reg CF Common Stock, Class B	–	–	230,308	–
Proceeds from exercise of stock options	–	–	400	–
Net cash provided by financing activities	350,000	317,708	1,123,416	773,824

Increase (decrease) in cash and cash equivalents	(10,523)	64,767	5,374	(96,540)
Cash and cash equivalents, beginning of period	44,136	38,761	38,762	135,302
Cash and cash equivalents, end of period	$33,613	$103,528	$44,136	$38,762

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$7,057	$8,589	$40,208	$17,534
Cash paid for taxes	$800	$800	$800	$800

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Convertible notes payable - related party and accrued interest converted into Series B preferred stock	$–	$–	$–	$894,367

The accompanying notes are an integral part of these financial statements

54

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 – NATURE OF OPERATIONS

GRACEDBYGRIT, Inc. was formed on January 18, 2013 (“Inception”) in the State of Delaware. The financial statements of GRACEDBYGRIT, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Solana Beach, California.

The Company designed, manufactured and sold premium women’s athletic apparel direct to consumers mainly in the United States through our website, store and fit shops. All products were made with luxurious Italian fabrics. The colors are vibrant, the pieces are designed to maximize athletic performance while looking and feeling great and are durable lasting many years of wash and wear. All products have sun protection built into the technical fiber and the styles incorporate safety elements: a whistle and phone pocket. Many styles are designed for land and sea, drying quickly after water sports for wear on land.

On June 1, 2018, GRACEDBYGRIT, Inc. sold its intellectual property, designs, inventory and fixed assets to HYLETE, Inc., a creator of premium performance apparel and accessories. See subsequent events, Note 9 for additional information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Managements’ Plans

Revenues have not been sufficient to fund operations. The Company successfully completed a Regulation Crowdfunding sale of Class B non-voting Common Stock to raise additional capital to fund operations and raised $230,308 during the campaign that ended October 31, 2017. In addition, the Company extended the current Series B Preferred Stock offering to raise funds into 2018. As part of the Series B Preferred stock offering the Company received $150,000 in convertible loans in the months of August 2017 and October 2017. The Company has received cash infusions in the form of promissory notes from our primary investor. During 2017 and through April 30, 2018, the Company's majority shareholder provided loans totaling $1,035,000 for which the proceeds were primarily used for inventory, operations and the Regulation CF filing. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Company’s Line of Credit. Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such financing will be available to it on favorable terms, or at all. Thus, this raises substantial doubt regarding the Company’s ability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Unaudited Interim Financial Information

We have prepared the accompanying interim financial statements as of March 31, 2018 and the three months ended March 31, 2018 and 2017 pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheet, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2018 due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted in accordance with the rules and regulations of the SEC. These financial statements should be read in conjunction with the audited financial statements and accompanying notes included herein.

55

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active market

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2018, December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of March 31, 2018, December 31, 2017 and 2016, no reserve was needed.

Inventories

Inventories consist of raw materials on hand, including fabric, zippers and thread, goods in production, and finished good products ready for sale. Inventories are recorded using first in, first out (“FIFO”).

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to six (6) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

56

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, the Company does not require derivative liability accounting. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Revenue Recognition

The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in sales and marketing expense. Shipping and handling costs included in sales and marketing expense were $5,798 and $7,777 for the three months ended March 31, 2018 and 2017, respectively, and $43,841 and $42,231 for the years ended December 31, 2017 and 2016, respectively. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of March 31, 2018, December 31, 2017 and 2016, the Company sales return allowance was not material to the financial statements.

Cost of Goods Sold

The cost of manufactured merchandise, which includes acquisition and production costs including raw material and labor, as applicable; the cost of purchased finished goods merchandise from wholesalers; the cost incurred to deliver inventory, including raw materials and finished goods to the Company's distribution center including in-bound freight, non-refundable taxes, duty and other landing costs, and fulfillment costs.

Research and Development

We incur research and development costs during the process of developing our products and styles. Our research and development costs consist primarily of materials and services. We expense these costs as incurred.

57

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $38,000 and $23,000, for the three months ended March 31, 2018 and 2017, respectively, and $161,000 and $53,000 for the years ended December 31, 2017 and 2016, respectively.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance is contracted. The fair value of the equity instrument is charged directly to stock-based compensation expense over the requisite service period.

Net Income (Loss) per Share

Basic net loss per share is calculated by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing income for the period by the weighted-average number of common shares outstanding during the period, increased by potentially dilutive common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include stock options and warrants granted, convertible debt and convertible preferred stock.

Common stock equivalents are included in the diluted income per share calculation only when option exercise prices are lower than the average market price of the common shares for the period presented. Options, warrants, and convertible debt, were not included in the calculation of net loss per common share for the three months ended March 31, 2018 and 2017 and the years ended December 31, 2017 and 2016, respectively, because their effect would be anti-dilutive.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

58

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

During the three months ended March 31, 2018 and 2017, purchases from two and three vendors represented 75% and 71% of total purchases, respectively During the years ended December 31, 2017 and 2016, purchases from three and four vendors represented 75% and 73% of total purchases respectively. The loss of one or more of these vendors would not have a significant impact on the Company's operations.

Recently issued accounting pronouncements

In 2014, the FASB issued Accounting Standards Update (“ASU”) 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until January 1, 2019. The Company doesn’t expect this pronouncement to have an impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement. The Company doesn’t expect this pronouncement to have an impact on its financial statements.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Inventory consisted of the following at March 31, 2018, December 31, 2017 and 2016:

	March 31, 2018	December 31, 2017	December 31, 2016
	(unaudited)
Finished goods	$95,559	$102,382	$171,445
Work in progress	3,977	10,018	42,767
Raw materials	51,811	77,568	64,055

	$151,347	$189,968	$278,267

Property and equipment consisted of the following at March 31, 2018, December 31, 2017 and 2016:

	March 31, 2018	December 31, 2017	December 31, 2016
	(unaudited)
Leasehold improvements	$129,788	$129,789	$129,789
Other	12,412	12,412	12,412
	142,200	142,201	142,201

Less - accumulated depreciation	(140,044)	(130,240)	(73,180)
Total	$2,156	$11,961	$69,021

59

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Depreciation expense for the three months ended March 31, 2018 and 2017 was $9,805 and $6,109, respectively. Depreciation expense for the years ended December 31, 2017 and 2016 was $57,060 and $56,567, respectively.

NOTE 4 – NOTES PAYABLE AND LINE OF CREDIT

Related Party Notes Payable

Since Inception, the Company received capital from the Company’s majority shareholder and related entities for working capital for which were memorialized as notes payable. The notes payable incur interest at 2% per annum with principal and interest due two years from the date of the note payable. Default provisions provide for increase of 8% per annum.  If the Company raises additional equity of (or greater than) $5,000,000, the notes payable and any accrued but unpaid interest must be repaid upon the Company’s receipt of additional equity.  The notes payable do not have prepayment penalties. Proceeds received from notes payable during the three months ended March 31, 2018 was $1,100,000. $350,000 of these proceeds was primarily used for inventory and operations. On February 23, 2018, $750,000 was used to pay off the Company’s Plaza Bank Line of Credit. Therefore, the Company no longer has a Line of Credit as of the issuance date of these financial statements. Proceeds received from notes payable during the years ended December 31, 2017 and 2016 were $625,000 and $0, respectively. As of March 31, 2018, total amounts payable in connection with the note payable were $1,737,817, which included accrued interest of $12,817.

On February 23, 2016, principal of $850,000 and accrued interest of $44,377 was converted into 5,589,854 shares of Series B Preferred Stock. The conversion price was that of other shares sold within the Series B Preferred stock offering as discussed below.

See Note 9, for a subsequent borrowing from the majority shareholder.

Convertible Notes Payable

In August and October 2017, the Company entered into three convertible notes payable for a total of $150,000 for which the proceeds were used for operations. The convertible notes payable incur interest at 5% per annum and are due one year after issuance. The convertible notes payable will automatically convert into the next qualified financing over $500,000. If the qualified financing isn’t completed prior to the maturity date, the convertible notes payable are automatically converted into Series B Preferred Stock at a price of $0.16 per share. A beneficial conversion feature wasn’t recorded in connection with the transaction. Subsequent to March 31, 2018, the convertible notes payable were automatically converted into 984,375 shares of Series B Preferred Stock. Accrued interest at March 31, 2018 and December 31, 2017 was $4,202 and $2,327, respectively.

Line of Credit

In 2014, the Company initially entered into a $750,000 revolving line of credit from a bank for which is renewed on an annual basis. Under the terms of the agreement, interest is incurred at the bank’s prime plus 1.0% (4.5% and 4.5% at December 31, 2017 and 2016, respectively). On March 3, 2017, the line of credit was extended to March 5, 2018. The line of credit is reflected as a current liability on the accompanying December 31, 2017 and 2016 balance sheets. The line of credit was secured by primarily all of the Company’s assets and guaranteed by the Company’s majority shareholders. In addition, the line of credit had various financial and non-financial covenants. As of December 31, 2017 and 2016, the Company was in compliance with these covenants. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Line of Credit.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company had obligations for its Solana Beach retail store location and office space lease until August 31, 2018.

Rent expense for the three months ended March 31, 2018 and 2017 was $21,071 and $22,186, and for years ended December 31, 2017 and 2016 was $88,354 and $80,563, respectively.

60

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 6 – STOCKHOLDERS’ DEFICIT

Preferred Stock Designations

Series A Preferred Stock

The Company has authorized and issued 16,226,000 shares of Series A Preferred Stock (“Series A”) with a par value of $0.0001 on May 14, 2014. Original proceeds under this offering were $649,040, which consisted of a $632,000 convertible note and $17,040 of accrued interest. The Series A has liquidation and redemption priority over common stock. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series A receive dividends at 8.75% per annum, or $0.0032 per share, and are only accrued upon the event of a redemption. As of March 31, 2018 and December 31, 2017, the liquidation value of the Series A was $837,813.

Series B Preferred Stock

The Company has authorized 42,152,355 shares and issued 10,902,354 shares of Series B Preferred Stock (“Series B”) with a par value of $0.0001 on February 23, 2016. Original proceeds under this offering were $1,744,377, which consisted of a $850,000 convertible note with $44,377 of accrued interest and $850,000 cash, $150,000 from the Series A shareholder and $700,000 from new unrelated investors. The Series B have liquidation and redemption priority over the Series A and common stock. The Series B votes on an as converted basis. The Series B is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series B is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series B has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series B receive dividends at 8.0% per annum, or $0.0128 per share, and are only accrued upon the event of a redemption. As of March 31, 2018 and December 31, 2017, the liquidation value of the Series B was $2,003,214. See Note 4 for additional issuances subsequent to March 31, 2018.

Common Stock

On June 20, 2017, the Company’s Board of Directors approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock to 90,000,000 and create two classes of common stock. Class A voting, 75,000,000 shares and Class B non-voting 15,000,000 shares. The Company filed the amendment with the State of Delaware on June 20, 2017. The common stock Class A and Class B are fully described below and have been reflected as being authorized for both periods for financial statement presentation purposes.

Class A Common Stock

On February 20, 2017, the Company authorized the increase to 60,000,000 shares of Class A common stock. As of March 31, 2018, December 31, 2017 and 2016 the Company has issued and outstanding 13,337,000, 13,337,000 and 13,327,000, respectively, shares of Class A common stock with par value of $0.0001. Class A common stock has one vote for each Class A common stock share held.

61

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Class B Common Stock

As of As of March 31, 2018, December 31, 2017 and 2016 the Company has issued and outstanding 1,439,425, 1,439,425 and 0, respectively, shares of Class B common stock with par value of $0.0001. During the year ended December 31, 2017, the Company received net proceeds of $230,309. Class B Common Stock has no voting rights.

Restricted Stock Units

In May 2014 and February 2016, the Company issued 1,125,000 and 200,000 shares of common stock restricted stock awards to the Company’s Chief Executive Officer in lieu of compensation, respectively. The restricted stock units vested over periods ranging from 11 – 20 months. The Company determined the fair market value of restricted stock units on the grant date and expensed over the vesting period for which is also the service period. During the years ended December 31, 2017 and 2016, the Company expensed $0 and $8,000, respectively, as compensation expense included within general and administrative expenses on the accompanying statements of operations. As of December 31, 2016, all restricted stock grants were vested and no additional compensation is required.

Warrants

On February 22, 2013, a warrant to purchase 396,000 shares of common stock was issued in connection with a related party note payable. The warrant vested immediately, is exercisable at $0.01 per share expiring on February 12, 2023.

Stock Options

In May 2014, our Board of Directors adopted the 2014 Equity Incentive Plan of GRACEDBYGRIT (the “2014 Plan”). The 2014 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants, and other key persons. Up to 2,197,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors and expires ten years after the grant date, unless terminated earlier by the Board. As of December 31, 2017, there are 300,000 shares remaining in the 2014 Plan stock pool.

Option activity for the year ended December 31, 2017 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Life Remaining
Balance, December 31, 2016	459,000	$0.02	8.01
Granted	125,000	0.08	9.81
Exercised	(10,000)	0.04	–
Expired	–	–	–
Balance, December 31, 2017	574,000	$0.04	8.40
Balance, December 31, 2017 - Vested	422,000	$0.02	7.17

The total grant date fair value of stock options vested during the years ended December 31, 2017 and 2016 was not material. 125,000 options were granted and 10,000 options were exercised during the year ended December 31, 2017. No options have been granted or exercised subsequent to December 31, 2017.

Since the Company stock is not publicly traded, the Company determined the expected volatility based on price fluctuations of comparable public companies. In addition, the fair market value of the Company's common stock in 2017 was based upon the expected sales price in connection with the Company’s Regulation CF campaign.

62

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The fair value of each option award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value during the year ended December 31, 2016 were as follows: $0.16 fair market value of common stock; 10.0 year life; 20.0% volatility; 1.5% treasury rate and no dividends. During the three months ended March 31, 2018 and March 2017 compensation expense of $2,082 and $1,481, respectively, was recorded in general and administrative. During the years ended December 31, 2017 and December 31, 2016, compensation expense of $8,331 and $7,068 respectively was recorded in general and administrative. As of March 31, 2018, future compensation expense of $15,232 is expected to be recorded during the years ending December 31, 2018 to 2020.

NOTE 7 – INCOME TAXES

The following table presents the current and estimated deferred tax provision for federal and state income taxes for the years ended December 31, 2017 and 2016:

	2017	2016
Current:
Federal	$–	$–
State	800	800
	800	800
Deferred
Federal	103,238	(390,229)
State	(73,856)	(67,011)
	29,382	(457,240)
Valuation allowance	(29,382)	457,240
Total	$800	$800

The Company’s net deferred tax assets at December 31, 2017 and 2016 is approximately $1,101,000 and $1,098,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2017 and 2016, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2017 and 2016, the Company valuation allowance decreased by approximately $29,000 and increased approximately $457,000, respectively.

At December 31, 2017, the Company had net operating loss carry forwards of approximately $3,731,000 that may be offset against future taxable income through 2033. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax assets.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $369,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014.  The Company currently is not under examination by any tax authorities.

63

GRACEDBYGRIT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 8 – RELATED PARTY TRANSACTIONS

See Notes 4, 6 and 9 for disclosure of related party transactions.

Of the 13,337,000 shares of Class A voting common stock outstanding related parties own 99%. In addition, related parties make up 100% of the holders of Series A Preferred Stock and 6,527,354 or 60% of the 10,902,354 shares of outstanding Series B Preferred Stock.

NOTE 9 – SUBSEQUENT EVENTS

Related Party Notes Payable

Subsequent to March 31, 2018, the Company received additional cash infusions from the Company’s related party majority shareholder. Total of all promissory notes payable to the Company’s majority shareholder including accrued interest totals $1,863,625 as of the issuance date of these financial statements. Currently all promissory notes payable to the Company’s related party majority shareholder incur interest at 2.0% per annum with principal and interest due two years from the date of the note payable. Default provisions provide for increase of 8% per annum.  If the company raises additional equity of (or greater than) $5,000,000, Five million dollars and no cents, the Notes and any accrued but unpaid interest must be repaid upon the Company’s receipt of additional equity.  These Notes do not have prepayment penalties.

On June 1, 2018, the Company sold all inventory, leasehold improvements, furniture, fixtures and equipment to HYLETE, a creator of premium performance apparel and accessories that is mainly sold online at www.hylete.com. In addition, HYLETE assumed the lease relieving the Company from its lease commitment for the period June 1, 2018 to August 31, 2018. Payment for the Company’s assets was made by HYLETE in the form of 789,875 shares of HYLETE Class B non-voting Common Stock.

During 2018, Convertible Note debts automatically converted into 984,375 shares of Series B Preferred Stock as of each note’s maturity date, at a per share price equal to $0.16. Total outstanding Convertible Note debt at maturity including accrued interest was $157,500 and converted into 984,375 shares thereby increasing the number of Series B Preferred Stock from 10,902,354 shares issued or outstanding on December 31, 2017, to 11,886,729 shares on December 31, 2018.

The Company has evaluated subsequent events that occurred after March 31, 2018 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

64

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1*	Certificate of Incorporation
2.2*	Amendment to Certificate of Incorporation
2.3*	Bylaws
3.1	Investor Rights Agreement dated as of July 16, 2015 (3)
3.2	Voting Agreement dated as of July 16, 2015 (4)
3.3	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (5)
4	Form of Subscription Agreement (6)
6.1	First Amended and Restated Senior Credit Agreement dated July 28, 2017 between Hylete, Inc., certain stockholders of Hylete, Inc., Black Oak-Hylete-Senior-Debt, LLC and bocm3-Hylete-Senior Debt, LLC. (7)
6.2	Amendment No. 1 to First Amended and Restated Senior Credit Agreement, dated March 28, 2018, among Hylete, Inc., Black Oak-Hylete-Senior Debt, LLC, bocm3-Hylete-Senior-Debt, LLC and Black Oak-Hylete-Senior Debt 2, LLC(16)
6.3	Master Services Agreement with WealthForge Securities, LLC (8)
6.4	Order Form Addendum to Master Services Agreement with WealthForge Securities, LLC (19)
6.5	Second Amendment to the Master Services Agreement with WealthForge Securities, LLC (20)
6.6	Promissory Note – Bridge Note, dated August 19, 2015, of Hylete, Inc., as Maker, to Bypass Trust Share of Chung Family Trust, as Payee, as amended (9)
6.7	Employment Agreement dated July 29, 2016 between HYLETE and Ronald Wilson (10)
6.8	Employment Agreement dated July 29, 2016 between HYLETE and Matthew Paulson (11)
6.9	Employment Agreement dated July 6, 2018 between HYLETE and Joseph Johnson (21)
6.10	HYLETE 2015 Equity Incentive Plan (12)
6.11	Lease between Solana Partners, L.P. and Hylete, Inc., dated March 21, 2013, as amended on March 1, 2017, as amended on February 24, 2018(17)
6.12	Promissory Note - Bridge Note, dated April 6, 2018, of Hylete, Inc., as Maker, to Ronald Wilson, as Payee (18)
6.13*	Form of Bridge Promissory Note (10% interest per annum) issued November 2018
6.14*	Promissory Note payable to the Chung Family Trust due December 31, 2019
6.15*	Promissory Note payable to Steelpoint due May 31, 2020
6.16	Form of Class A Bond (13)
7	Asset Purchase Agreement dated May 31, 2018, between GRACEDEBYGRIT, Inc. and HYLETE, Inc. (14)
8	Form of Escrow Agreement (15)

(1)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0201.htm

(2)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736 ) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0202.htm

(3)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0301.htm

(4)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0302.htm

65

(5)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0303.htm

(6)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex04.htm

(7)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0601.htm

(8)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0602.htm

(9)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0603.htm

(10)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0604.htm

(11)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0605.htm

(12)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0607.htm

(13)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0301.htm

(14)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001639/hylete_ex0601.htm

(15)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002684/hylete_1aa3-ex08.htm

(16)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K (Commission File No. 24R-00112) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0602.htm

(17)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K (Commission File No. 24R-00112) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0608.htm

(18)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K (Commission File No. 24R-00112) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0609.htm

(19)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10871) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0603.htm

(20)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10871) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818002403/hylete_1aa1-ex0603.htm

(21)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10871) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818002403/hylete_1aa1-ex0613.htm

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Solana Beach, California, on April 30, 2019.

HYLETE, Inc.

/s/ Ronald Wilson
By Ronald Wilson, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Ronald Wilson
By Ronald Wilson, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director
Date: April 30, 2019

/s/ Matthew Paulson
Matthew Paulson, Director
Date: April 30, 2019

/s/ James Caccavo
James Caccavo, Director
Date: April 30, 2019

/s/ Kevin Park
Kevin Park, Director
Date: April 30, 2019

/s/ Darren Yager
Darren Yager, Director
Date: April 30, 2019

67